Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors:

Baudax Bio, Inc.

We consent to the use of our report dated June 24, 2019, with respect to the combined balance sheets of the Recro Pharma Acute Care Business (the Company) as of December 31, 2018 and 2017, the related combined statements of operations, parent company net investment, and cash flows for each of the years then ended, and the related notes, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus. Our report contains an emphasis of a matter paragraph that states that the Company was operated as part of Recro Pharma, Inc. (Recro), and refers to Recro’s plans to spin-off the Company.

/s/ KPMG LLP

Philadelphia, Pennsylvania

December 6, 2019